Organigram Announces Completion of Share Consolidation

TORONTO--(BUSINESS WIRE)-July 5, 2023 - Organigram Holdings Inc. ("Organigram" or the "Company") (TSX: OGI; NASDAQ: OGI) announced today that, further to its earlier press releases, it has completed the proposed consolidation of the Company's issued and outstanding common shares at a consolidation ratio of four (4) pre-consolidation common shares for every one (1) post-consolidation common share (the "Share Consolidation").

As of the date hereof, and following the Share Consolidation, there are 80,498,692 common shares issued and outstanding. Immediately prior to the Share Consolidation, the Company had 321,994,768 common shares issued and outstanding. No fractional common shares will be issued in connection with the Share Consolidation and no cash will be paid in lieu of fractional post-consolidation common shares. In the event that a registered shareholder would otherwise be entitled to receive a fractional common shares upon the occurrence of the Share Consolidation, such fraction will be rounded up or down to the nearest whole number.

A letter of transmittal with respect to the Consolidation is being mailed to the Company's registered shareholders only. All registered shareholders with certificated Common Shares will be required to send their share certificate(s) representing pre-consolidation Common Shares, along with a properly executed letter of transmittal, to the Company's transfer agent, TSX Trust, in accordance with the instructions provided in the letter of transmittal for share certificates representing post-consolidation common shares following the Share Consolidation or, alternatively, a Direct Registration System ("DRS") Advice/Statement representing the number of post-consolidation common shares they hold following the Share Consolidation. Registered shareholders may also obtain a copy of the letter of transmittal by accessing the Company's SEDAR profile at www.sedar.com or the Company's EDGAR profile at www.sec.gov. No action is required by beneficial shareholders (i.e. non-registered shareholders) to receive post-consolidation common shares in connection with the Consolidation.  Beneficial shareholders who hold their common shares through intermediaries and who have questions regarding how the Share Consolidation will be processed should contact their intermediaries with respect to the Share Consolidation.

It is anticipated that the post-consolidation common shares will commence trading on the Toronto Stock Exchange (the "TSX") and Nasdaq Global Select Market (the "Nasdaq") under the new CUSIP number 68620P705 (CA68620P7056) at market open on July 7, 2023, subject to final confirmation from the TSX and the Nasdaq. The Company's name and current trading symbol (NASDAQ: OGI, TSX: OGI) will remain unchanged following the Consolidation.

As previously described, the Share Consolidation was implemented to ensure the Company continues to comply with Nasdaq listing requirements. On January 23, 2023, the Company received notification from Nasdaq that, as a result of its common share price falling below an average of US$1.00 for a consecutive 30 trading-day period, it is not in compliance with the continued listing standards. The Company expects the Share Consolidation to restore compliance with the Nasdaq's continued listing standards, and to continue to provide access to a broad universe of investors, access to equity capital and trading liquidity. In addition, the Share Consolidation may also provide the potential benefits of (i) enhancing the marketability of the common shares given that an increase in the price per common share could increase the interest of institutional and other investors with policies that prohibit them from purchasing shares below a minimum price, and (ii) reducing volatility as a result of small changes in the share price of the common shares.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly-owned subsidiaries include: Organigram Inc. and Laurentian Organic Inc., licensed producers of cannabis and cannabis-derived products in Canada, and The Edibles and Infusions Corporation, a licensed manufacturer of cannabis-infused soft chews in Canada.

Organigram is focused on producing high-quality, cannabis for patients and adult recreational consumers, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed and acquired a portfolio of legal adult-use recreational cannabis brands, including Edison, Holy Mountain, Big Bag O' Buds, SHRED, SHRED'ems, Monjour, Laurentian, Tremblant Cannabis and Trailblazer. Organigram operates facilities in Moncton, New Brunswick and Lac-Supérieur, Quebec, with a dedicated edibles manufacturing facility in Winnipeg, Manitoba. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "estimates", "intends", "anticipates", "believes" or variations of such words and phrases or state that certain actions, events, or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include factors and risks as disclosed in the Company's most recent annual information form, management's discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

For media enquiries:

Megan McCrae
SVP, Marketing & Communications
megan.mccrae@organigram.ca

For investor enquiries:
investors@organigram.ca

Source: Organigram Holdings Inc.